UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

HELIOGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

42329W 105

(CUSIP Number)

Eva Davis

Winston & Strawn LLP

333 S. Grand Avenue

Los Angeles, CA 90071-1543

Tel: 1-213-615-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 42329W 105	Page 1 of 4

1.	Name of Reporting Persons. William Gross
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 142,775
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 142,775

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,775[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%[2]
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 462 shares of Common Stock held by Idealab Studio, LLC (“Idealab Studio”) and 142,313 shares of Common Stock held by The Gross Goodstein Living Trust, dated April 18, 2006 (“Gross Trust”), of which Mr. Gross and Marcia Goodstein (Mr. Gross’s wife) are co-trustees and may be deemed to share voting and dispositive power. The Gross Trust owns a majority of the class of securities entitled to elect two managers to Idealab Studio’s board of managers. Mr. Gross is the chairman and chief executive officer of Idealab Studio. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.
[2]	This percentage is calculated based upon 5,908,645 shares of Common Stock of the Issuer outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023. The beneficial ownership information reported herein and the transaction information reported in Item 5 below reflects a 1-for-35 reverse stock split of the Issuer’s Common Stock effected by the Issuer on August 31, 2023.

CUSIP 42329W 105	Page 2 of 4

1.	Name of Reporting Persons. Idealab Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

CUSIP 42329W 105	Page 3 of 4

1.	Name of Reporting Persons. Idealab
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP 42329W 105	Page 4 of 4

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends the Schedule 13D filed on July 5, 2023, as amended on June 1, 2022, February 16, 2023, March 28, 2023, April 13, 2023, June 9, 2023 and June 20, 2023 (as amended, this “Schedule 13D”), by William Gross, Idealab, a California corporation (“Idealab”), Idealab Holdings, LLC, a Delaware corporation (“Idealab Holdings”) and Continuum Renewables, Inc. This Amendment No. 7 is being filed to disclose the items set forth herein.

Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in this Schedule 13D. Except as specifically amended by this Amendment No. 7, this Schedule 13D is unchanged.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     See responses to Item 5 on each cover page.

(c)  The Reporting Persons have engaged in the following transactions since July 5, 2023:

(i)	Over two transactions, William Gross contributed 130,393 shares of Common Stock to the Gross Trust: 84,980 shares on 9/28/23 and then 45,413 shares on 10/30/23.

(ii)	On February 15, 2024, Idealab Holdings transferred 442,298 shares of Common Stock to an affiliate of an existing investor in the company in exchange for shares of capital stock in a private company at a deemed value of $1.5195 per share of Common Stock.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) This statement is being filed to report the fact that as of February 20, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

The Reporting Persons have no intention to act together or with any other persons for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer. The filing of this Amendment No. 7 shall not be deemed an admission that the Reporting Persons were members of a “group” for purposes of Section 13(d) of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2024

/s/ William Gross
WILLIAM GROSS

Idealab Holdings, LLC

By its managing member, Idealab, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: President

IDEALAB, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)